September 26, 2006

Mr. H. Rodger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Simplagene USA, Inc. Registration Statement on Form SB-2 Filed August 11, 2006 File No. 333-136512

Dear Mr. Schwall:

        On behalf of Dinewise, Inc., formerly Simplagene USA Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated September 8, 2006, with respect to the Company’s Registration Statement on Form SB-2 (the “Form SB-2”), filed with the Commission on August 11, 2006 and Annual Report on Form 10-KSB for the fiscal year ended August 31, 2005 (the “Form 10-KSB”), filed with the Commission on December 14, 2005. As discussed with Ms. Carmen Moncada-Terry on Thursday, September 21, 2006, the Company will file an amendment to the Form S-B2 (the “Form SB-2/A”) after we receive the Staff’s response to this letter.

        All responses provided herein are based solely on information provided by the Company.

        For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Mr. H. Rodger Schwall
September 26, 2006

Form SB-2 filed August 11, 2006

Generally

1.

Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company respectfully submits that, for the reasons set forth below, all of the 38,949,300 shares listed in the Form SB-2 should be eligible for a shelf registration.

The shares being registered fall into several categories:

Craig Laughlin, the former president of the Company, owns 900,000 shares and was granted registration rights under a registration rights agreement.

Crusader Securities, Inc. (“Crusader”) and 21st Century Associates, LLC (“21st Century”) received an aggregate of 2,250,000 shares for services rendered in connection with the reverse merger of Colorado Prime Holdings, Inc. (“Colorado Prime”) into the Company and the financing thereof and such shares are also being registered pursuant to a registration rights agreement.

Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund, II, L.P. (collectively “Dutchess”) agreed to purchase $5,000,000 of convertible debentures and warrants. The Company seeks to register 10 million shares potentially issuable upon conversion of such debentures and/or exercise of such warrants. Such shares are also being registered pursuant to a registration rights agreement.

The balance of the shares sought to be registered (25,799,300) are owned by persons who were shareholders of Colorado Prime at the time of its merger with the Company.

Rule 415(a)(1)(i) states that a shelf registration may not be used by the registrant, a subsidiary of the registrant or a person of which a registrant is a subsidiary. The shares proposed to be registered for sale are all owned by shareholders of the Company or holders of convertible securities of the Company. The Staff has orally questioned the sheer volume of the number of shares being registered. In this regard, we point out that 25,799,300 of the 38,949,300 shares sought to be registered were owned by shareholders of Colorado Prime prior to its

Mr. H. Rodger Schwall
September 26, 2006

merger with the Company. Some of the Company’s institutional shareholders expected to be able to resell their shares in the ordinary course under Rule 144 or, if and when available, Rule 144(k) after the surviving corporation registered its shares under Section 12 of the Securities Exchange Act of 1934, as amended. However, we advised the new officers of the Company that this would not be permissible because of the Staff’s Worm letter which effectively precludes any former shareholder of Colorado Prime and the pre-merger management of the Company (Mr. Laughlin) from selling their shares under an exemption and thus would require that their shares be registered for resale.

We also note specifically that the Staff has raised questions with regard to two of the selling shareholders, MacKay Shields, Inc. which beneficially owns 38.5% of the Company’s common stock and Dutchess which may be deemed to beneficially own 25% of the Company’s common stock (based on the Company’s good faith estimate of the number of shares which Dutchess might acquire upon the conversion of debentures and exercise of warrants. Although MacKay Shields is the largest shareholder of the Company, no officer or director of the Company is affiliated with it. Dutchess is limited by agreement to owning 4.99% of the shares of the Company at any time and thus can never be deemed a controlling person by virtue of its shareholdings. In addition, no officer or director of the Company is affiliated with it.

The term “subsidiary” of a person defined in Rule 12b-3 as an affiliate controlled by such person. We point out in this regard that the Company is clearly not a subsidiary of Dutchess as Dutchess owns no shares of the Company, cannot own more than 4.99% of its shares at any given time and has no relationship with its officers or directors. MacKay Shields, Inc., because of its share ownership, may arguably be deemed a controlling person, but in fact does not exercise control because no person affiliated with it is an officer or director of the Company.

We believe that the Staff should therefore permit the registration for resale of all the shares included in the registration statement. If, however, the Staff position is that the registrant is a subsidiary of MacKay Shields, Inc. and therefore shares owned by MacKay Shields, Inc. cannot be included in a shelf registration, the Company respectfully requests that rather than incurring the cost of a separate registration statement for MacKay Shields, Inc., when, as and if McKay Shields, Inc. wishes to sell shares, the Staff permit the inclusion of some of the shares owned by it to enable it to sell at least the minimum number of shares it could have sold over a two year period if Rule 144 had been available to it.

Mr. H. Rodger Schwall
September 26, 2006

2.

Please remove the following statement, “NCPH has been recognized as a leader in the Home Mean Replacement markets for consumers nationwide. We are leading multi-channel direct to consumer retailer of branded, prepared, premium quality frozen proteins….” and any other similar statements, unless you can provide objective third party support for such representations.

The Company will revise the Form SB-2/A to remove the first statement that reads “NCPH has been recognized as a leader in the Home Meal Replacement market for consumers nationwide” and delete the word “leading” from the second statement that will read “We are a multi-channel direct to consumer retailer of branded, prepared, premium quality frozen proteins (such as beef, chicken, pork, fish), meats, soups, appetizers and desserts.” The Company will also make revisions to similar statements throughout the Form SB-2/A.

      Selling Shareholders, page 34

3.

Expand the Selling Shareholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The Company will revise the “Selling Shareholders” table of the Form SB-2/A in response to this comment.

4.

Identify as underwriters all selling shareholders who are registered broker-dealers, unless any such registered broker-dealers received such shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling shareholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

The Company will revise the “Selling Shareholders” table of the Form SB-2/A in response to this comment or will confirm to the Staff that no revision is needed specifying the applicable reasons identified above.

Mr. H. Rodger Schwall
September 26, 2006

Report of Independent Registered Public Accounting Firm, page F-2

5.     Please provide a signed accountant report. See Rule 2-02(a) of Regulation S-X.

The Company will provide the signed accountant report in the Form SB-2/A.

Form 10-KSB for the period ended August 31, 2006

6.	Please adhere to the period requirements of Form 10-QSB. In this regard, we note that the information under Controls and Procedures and Other Information does not appear to cover the required periods.

At the closing of the merger with Colorado Prime, the Company changed its fiscal year, which was previously August 31, to the fiscal year used by Colorado Prime. Thus, the Company’s fiscal year now ends on the last Sunday in December. The Company’s most recent Form 10-QSB, filed with the Commission on August 16, 2006 (the “Form 10-QSB”), gave effect to the Company’s change in fiscal year.

Any amendment to the Form 10-KSB would require the Company to provide new certifications pursuant to Rule 13(a)-14(a) and Section 906 of the Sarbanes-Oxley Act of 2002 (the “Certifications”). Mr. Craig Laughin, who originally reviewed the Form 10-KSB and provided the Certifications, is no longer employed by the Company. Since the Company’s current principal executive officer and principal financial officer did not review the Form 10-KSB, it would be inappropriate to require them to provide the required Certifications for an amended Form 10-KSB.

The Company will comply with this comment in all future filings. For this reason and the reason set forth above, the Company requests that the Staff not require the Company to amend the Form 10-KSB.

7.

We note that statement that “[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out the evaluation.” Please review to conform to Item 308(c) of Regulation S-B. Disclose any change in your internal controls that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.

Mr. H. Rodger Schwall
September 26, 2006

The Company has complied with Item 308(c) of Regulation S-B in the Form 10-QSB, which reads “There have been no changes in the Company’s internal control over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” The Company will continue to use this language in its future filings, where applicable. For this reason and the reason set forth in the second paragraph of the response to comment No. 6, the Company requests that the Staff not require the Company to amend the Form 10-KSB.

Please do not hesitate to call me with any questions at (212) 704-6140.

Very truly yours, /s/ Michael J. Shef Michael J. Shef
cc:	Ms. Carmen Moncada-Terry U.S. Securities and Exchange Commission Mr. Thomas McNeill Dinewise, Inc.